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                                                              Exhibit 99.(a)(21)

                                                                        RHI
                                                                   PRESS RELEASE

         RHI AG ANNOUNCES EXECUTION OF ADDITIONAL DIVESTITURE AGREEMENT

VIENNA, December 13, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced that it has entered into an agreement with another purchaser in order to ensure divestiture of certain assets to satisfy FTC requirements. This agreement represents an alternative to the agreement entered into in November and RHI has retained the right to pursue either sale. The previously announced divestiture agreement remains in place and is subject to certain conditions including a financing condition. The new agreement is subject to certain conditions including board approval. The divestiture is being made in connection with the previously announced $13.00 per share cash tender offer by RHI's subsidiary, Heat Acquisition Corp., for all of the outstanding shares of common stock of Global Industrial Technologies, Inc. (NYSE: GIX) which will expire at 9:00 a.m., New York City time, on Friday, December 17, 1999, unless extended.

The expiration date will be further extended if necessary to provide the FTC adequate time to complete its review and approval of the divestiture.

While RHI believes that the terms and conditions of either divestiture agreement should satisfy the FTC's requirements, there can be no assurance that the FTC will consent to the terms of the divestiture or that RHI will be successful in completing a divestiture or the timing or the terms thereof.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Global's common stock outstanding on a fully-diluted basis and the expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

As of December 10, 1999, approximately 19,847, 084 shares of common stock of Global had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 80.0% of Global's outstanding shares as of the commencement of the tender offer.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors, with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of US $68.0 million on sales of US $1.6 billion.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors that could cause those differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.

                      FOR FURTHER QUESTIONS PLEASE CONTACT:
                             RHI AG / Peter Hofmann
               Phone (+43) (1) 50213-123 / Fax (+43) (1) 50213-130
                        e-mail: peter.hofmann@rhi-ag.com